EXHIBIT 99

March 31, 2023 4:50 PM

Ainos Reports Fourth Quarter and Full Year 2022 Financial Results

Revenues increased by 3,832% year over year

Debt ratio improved to 7% from 75% at year-end 2021

SAN DIEGO, CA / ACCESSWIRE / March 31, 2023 / Ainos, Inc. (NASDAQ:AIMD, AIMDW) ("Ainos", or the "Company"), a diversified medtech company focused on the development of novel point-of-care testing, low-dose interferon therapeutics, and synthetic RNA-driven preventative medicine, today announced its financial results for the fourth quarter and full year ended December 31, 2022.

Fourth Quarter 2022 Financial Highlights

•	Revenues were US$1,038,025 in the fourth quarter of 2022, up 3,832% year over year.
•	Gross profit was US$459,815, up 2,668% year over year, representing a gross margin of 44.3% in the fourth quarter of 2022.

Chun-Hsien Tsai, Chairman of the Board, President, and Chief Executive Officer of Ainos, commented, "We delivered continued revenue growth in the fourth quarter and full year of 2022. At the same time, we made important progress in unlocking the potential of our key VOC POCT and VELDONA® technologies. We recently signed two memoranda of understanding (MoU) to further develop our VELDONA® formulation. Our MoU with Tah-An Chemical & Pharmaceutical Co., Ltd, a leading Taiwanese animal drug manufacturer, involves exploring the feasibility of manufacturing an animal investigational new drug based on our VELDONA® formulation. Our MoU with Merdury Biopharmaceutical Corp., a publicly-listed Taiwanese biopharma company, will focus on developing a strategic business relationship and collaboration on a Phase 3 Study of a VELDONA® drug candidate for treatment of oral warts in HIV-seropositive patients. Furthermore, we reached an agreement with Topmed International Biotech Co., Ltd. for exclusive distribution of our VELDONA® animal health supplements in Taiwan. We continue to forge ahead with our strategy of diversifying and expanding our revenue streams by monetizing our product portfolio and leveraging our intellectual property patents. To this end, our strategic priorities in 2023 include commercialization of our lead VOC POCT candidate, Ainos Flora, powered by our AI Nose platform, and exploration of further out-licensing opportunities for our VELDONA® candidates. Going forward, we will continue to advance and develop our innovative technologies while delivering long-term growth to our shareholders."

Hui-Lan Wu, Chief Financial Officer of Ainos, commented, "Strong sales of our COVID-19 antigen self-test kits in Taiwan drove year-over-year topline growth of 3,832.1%. Recently, we further strengthened our financial position with a US$3 million convertible notes private placement. This transaction provides us with additional capital and flexibility as we continue to ramp up development and monetization of our portfolio while delivering on our long-term growth strategy."

Fourth Quarter 2022 Financial Results

Revenues

Revenues increased by 3,832% to US$1,038,025 in the fourth quarter of 2022, from US$26,399 in the same period of 2021, driven by increased sales of the Company's COVID-19 Antigen Self-Test Kits in Taiwan.

Cost of Revenues

Cost of revenues was US$578,210 in the fourth quarter of 2022, compared with US$9,786 in the same period of 2021. The increase was primarily attributable to increased business activity relating to the Company's COVID-19 antigen self-test kits.

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Gross Profit

In the fourth quarter of 2022, gross profit was US$459,815, representing a 44.3% gross margin, compared to US$16,613, or a 62.9% gross margin a year ago. The change in gross margin was driven by a shift in the Company's revenue mix.

Total Operating Expenses

Total operating expenses increased to US$2,586,399 in the fourth quarter of 2022 from US$1,452,041 in the same period of 2021. The increase was mainly attributable to depreciation and amortization expenses and share-based compensation. Operating expenses, excluding depreciation and amortization expenses and share-based compensation, were US$1,125,046 in the fourth quarter of 2022 as compared to US$782,930 a year ago.

•	R&D expenses increased to US$1,798,868 in the fourth quarter of 2022 from US$1,273,847 a year ago. When excluding depreciation and amortization expenses, R&D expenses increased to US$586,224 from US$428,635 over the same period.
•	SG&A expenses increased to US$787,531 from US$178,194 over the same period. When excluding depreciation and amortization expenses and share-based compensation, SG&A expenses increased to US$538,822 from US$354,295 over the same period.

Net Loss

Net loss attributable to common stock shareholders was US$2,131,008 in the fourth quarter of 2022, compared with US$1,444,770 in the same period of 2021.

Full Year 2022 Financial Results

Revenues

Revenues increased by 492% to US$3,519,627 from US$594,563 in the full year of 2021, driven by increased sales of the Company's COVID-19 Antigen Self-Test Kits in Taiwan.

Cost of Revenues

Cost of revenues was US$2,114,284 in the full year of 2022, compared with US$184,181 in the same period of 2021. The increase was primarily attributable to increased business activity relating to the Company's test kits.

Gross Profit

In the full year of 2022, gross profit was US$1,405,343, representing a 40.0% gross margin, compared to US$410,382, or a 69.0% gross margin in the same period of 2021. The change in gross margin was driven by a shift in the Company's revenue mix.

Total Operating Expenses

Total operating expenses increased to US$15,381,555 in the full year of 2022 from US$4,277,808 in the same period of 2021. The increase was mainly attributable to depreciation and amortization expenses and share-based compensation. Operating expenses excluding depreciation and amortization expenses and share-based compensation were US$4,196,981 in the full year of 2022, as compared to US$2,060,517 in the full year of 2021.

•	R&D expenses increased to US$6,845,964 in the full year of 2022 from US$1,920,645 in the same period of 2021. When excluding depreciation and amortization expenses, R&D expenses increased to US$2,134,935 from US$655,706 over the same period.
•	SG&A expenses increased to US$8,535,591 from US$2,357,163 over the same period. When excluding depreciation and amortization expenses and share-based compensation, SG&A expenses increased to US$2,062,046 from US$1,404,811 over the same period.

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Net Loss

Net loss attributable to common stock shareholders was US$14,006,690 in 2022, compared with US$3,888,661 in 2021.

Balance Sheet

As of December 31, 2022, the Company had cash and cash equivalents of US$1,853,362 compared with US$1,751,499 as of December 31, 2021.

On March 13, 2023, the Company announced that it had entered into two convertible note purchase agreements, under which the Company issued and sold two convertible promissory notes in a principal amount of US$3 million to certain investors.

Recent Developments

On November 3, 2022, the Company announced that it is pursuing out-licensing opportunities for five new drug candidates for its low-dose oral interferon-alpha formulation, VELDONA®. Ainos has completed Phase 2 trials for the five new drug candidates and will work with potential partners to accelerate the candidates to Phase 3 trials and eventual commercialization of VELDONA®.

On November 21, 2022, the Company announced that it had published preclinical data demonstrating the potential of its low-dose oral interferon-alpha formulation, VELDONA®, as treatment candidates for the two most common medical conditions for dogs and cats.

On January 23, 2023, the Company announced that it had signed a Memorandum of Understanding with Taiwanese animal drug manufacturer Tah-An Chemical & Pharmaceutical Co., Ltd. to jointly explore the feasibility of manufacturing an animal investigational new drug based on the VELDONA® formulation.

On March 14, 2023 the Company announced that it had signed a Memorandum of Understanding with Merdury Biopharmaceutical Corp., a Taipei Exchange Emerging Stock Board listed company, to jointly explore and develop a strategic business relationship, including Merdury's potential investment and participation in the completion of a Phase 3 clinical trial of the Company's VELDONA® drug candidate for treatment of oral warts in HIV-seropositive patients.

On March 21, 2023, the Company announced that it had signed a distribution agreement with Topmed International Biotech Co., Ltd. ("Topmed"), a Taiwanese biotech company. Under the Agreement, Topmed will be the exclusive distributor of pet supplements for cats and dogs based on Ainos' low-dose oral interferon-alpha formulation, VELDONA® in Taiwan.

About Ainos, Inc.

Headquartered in San Diego, California, Ainos, Inc. is a diversified medtech company engaged in developing innovative medical technologies for point-of-care testing and safe and novel medical treatment for a broad range of disease indications. In addition to its proprietary therapeutics using low-dose non-injectable interferon, Ainos has also expanded its product portfolio to include Volatile Organic Compounds (VOC) and COVID-19 POCTs. To learn more, visit: https://www.ainos.com.

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Forward-Looking Statements

This press release contains "forward-looking statements" about Ainos within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "predict," "project," "target," "future," "likely," "strategy," "foresee," "may," "guidance," "potential," "outlook," "forecast," "should," "will" or other similar words or phrases. Similarly, statements that describe the Company's objectives, plans or goals are, or may be, forward-looking statements. Forward-looking statements are based only on the Company's current beliefs, expectations, and assumptions. Forward-looking statements are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of the Company's control. The Company's actual results may differ materially from those indicated in the forward-looking statements.

Important factors that could cause the Company's actual results to differ materially from the projections, forecasts, estimates and expectations discussed in this press release include, among others, the cost of production and sales potential of the planned drug treatments announced in this press release; the Company's dependence on revenues from the sale of COVID-19 test kits; the Company's limited cash and history of losses; the Company's ability to achieve profitability; the Company's ability to raise additional capital to continue the Company's product development; the ability to accurately predict the future operating results of the Company; the ability to advance Ainos' current or future product candidates through clinical trials, obtain marketing approval and ultimately commercialize any product candidates the Company develops; the ability to obtain and maintain regulatory approval of Ainos product candidates; delays in completing the development and commercialization of the Company's current and future product candidates, which could result in increased costs to the Company, delay or limit the ability to generate revenue and adversely affect the business, financial condition, results of operations and prospects of the Company; intense competition and rapidly advancing technology in the Company's industry that may outpace its technology; customer demand for the products and services the Company develops; the impact of competitive or alternative products, technologies and pricing; disruption in research and development facilities; lawsuits and other claims by third parties or investigations by various regulatory agencies governing the Company's operations; potential cybersecurity attacks; increased requirements and costs related to cybersecurity; the Company's ability to realize the benefits of third party licensing agreements; the Company's ability to obtain and maintain intellectual property protection for Ainos product candidates; compliance with applicable laws, regulations and tariffs; continued listing on and compliance with the Nasdaq Capital Market; and the Company's success in managing the growth. A more complete description of these risk factors and others will be included in the "Risk Factors" section of Ainos' Annual Report on Form 10-K and other reports to be filed with the U.S. Securities and Exchange Commission, many of which risks are beyond the Company's control. In addition to the risks described above and in the Company's upcoming Form 10-K, other unknown or unpredictable factors also could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed in this press release.

The forward-looking statements made in this press release are expressly qualified in their entirety by the foregoing cautionary statements. Ainos undertakes no obligation to, and expressly disclaims any such obligation to, publicly update or revise any forward-looking statement to reflect changed assumptions, the occurrence of anticipated or unanticipated events or changes to the future results over time or otherwise, except as required by law.

Investor Relations Contact

ICR, LLC

Robin Yang

Tel: +1 646-224-6971

Email: Ainos.IR@icrinc.com

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Ainos, Inc.
Condensed Consolidated Statements of Operations

	Three months ended December 31		Twelve months ended December 31
	2022	2021	2022	2021
Revenues	$1,038,025	$26,399	$3,519,627	$594,563
Cost of revenues	(578,210)	(9,786)	(2,114,284)	(184,181)
Gross Profit	459,815	16,613	1,405,343	410,382
Operating expenses:
Research and development expenses	1,798,868	1,273,847	6,845,964	1,920,645
Selling, General and administrative expenses	787,531	178,194	8,535,591	2,357,163
Total operating expenses	2,586,399	1,452,041	15,381,555	4,277,808
Operating loss	(2,126,584)	(1,435,428)	(13,976,212)	(3,867,426)
Non-operating income and expenses, net
Interest expenses, net	(8,224)	(9,328)	(53,528)	(18,689)
Other income (losses), net	3,800	(15)	23,050	(2,547)
Total non-operating income and expenses, net	(4,424)	(9,343)	(30,478)	(21,236)
Net loss	(2,131,008)	(1,444,770)	(14,006,690)	(3,888,661)

Net loss per common shares-basic and diluted	$(0.11)	$(0.15)	$(1.03)	$(0.51)

Weighted average common shares outstanding- basic and diluted	19,866,674	9,501,762	13,637,292	7,551,360

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Ainos, Inc. Condensed Consolidated Balance Sheets (Unaudited)

	December 31, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$1,853,362	$1,751,499
Accounts receivable	201,546	-
Inventory	595,222	-
Other current assets	195,787	466,198
Total current assets	2,845,917	2,217,697
Intangible assets, net	32,806,738	37,329,191
Property and equipment, net	1,375,676	1,187,702
Other Assets	80,683	87,571
Total assets	$37,109,014	$40,822,161

Liabilities and Stockholders' Equity
Current liabilities:
Convertible notes payable	376,526	3,376,526
Notes payable	884,000	213,405
Accrued expenses and others current liabilities	1,212,386	1,004,868
Payable -related party	-	26,000,000
Total current liabilities	2,472,912	30,594,799
Long term liabilities:
Operating lease liabilities-non-current	8,096	30,255
Total liabilities	2,481,008	30,625,054

Stockholders' equity
Preferred stock, $0.01 par value; 10,000,000 shares authorized; none issued	-	-
Common stock, $0.01 par value;
300,000,000 shares authorized as of Dec 31, 2022 and December 31,2021;
20,011,602 shares and 9,625,133 shares issued and outstanding as of Dec 31, 2022 and December 31, 2021	200,116	96,251
Additional paid-in capital	58,745,149	20,203,972
Accumulated deficit	(24,115,606)	(10,108,916)
Translation adjustment	(201,653)	5,800
Total stockholders' equity	34,628,006	10,197,107
Total liabilities and stockholders' equity	$37,109,014	$40,822,161

SOURCE: Ainos, Inc.

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https://www.accesswire.com/746687/Ainos-Reports-Fourth-Quarter-and-Full-Year-2022-Financial-Results

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